FALCON MINERALS CORPORATION

1845 Walnut Street, 10th Floor

Philadelphia, PA 19103

VIA EDGAR

September 26, 2018

Anuja A. Majmudar

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Falcon Minerals Corporation Registration Statement on Form S-3

Filed September 10, 2018, as amended
File No. 333-227250
Request for Acceleration

Dear Ms. Majmudar:

Reference is made to the Registration Statement on Form S-3 (File No. 333-227250) filed by Falcon Minerals Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2018, as amended on September 26, 2018 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 5:00 p.m., Eastern Time, on September 28, 2018 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact David K. Lam or Remi P. Korenblit of Wachtell, Lipton, Rosen & Katz at (212) 403-1394 or (212) 403-1194, respectively, with any questions you may have concerning this letter, or if you require any additional information. Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely, FALCON MINERALS CORPORATION By: /s/ Jeffrey F. Brotman Jeffrey F. Brotman Chief Financial Officer, Chief Legal Officer and Secretary

cc:

David K. Lam, Esq.

Remi. P. Korenblit, Esq.

Wachtell, Lipton, Rosen & Katz

Mark Rosenstein, Esq.

Ledgewood, PC